Filed Pursuant to Rule 424(b)(3) and (c)
Registration No. 333-91818

PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED JANUARY 30, 2003

$125,000,000

Documentum, Inc.
4 1/2% Senior Convertible Notes
Due April 1, 2007
and
4,163,312 Shares of Common Stock Issuable Upon
Conversion of the Notes

     This prospectus supplement relates to the resale by the selling security holders of 4 1/2% Senior Convertible Notes due April 1, 2007 issued by Documentum, Inc. and the shares of common stock issuable upon conversion of the notes.

     This prospectus supplement should be read in conjunction with the prospectus dated January 30, 2003, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

     Investing in our common stock or the notes involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 4 of the prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     The table under the caption “Selling Security Holders” on pages 16-18 of the prospectus is hereby amended by adding to it certain security holders identified in the table below and amending information regarding certain other selling security holders identified in the table below.

	Principal			Common Stock Owned
	Amount at			Upon
	Maturity of	Shares of		Completion of the
	Notes	Common Stock		Offering
	Beneficially	Beneficially	Conversion
	Owned and	Owned Before	Shares Offered	Number of
Name	Offered (1)	the Offering(2)	(3)	Shares	Percentage

Partners Group Alternative Strategies PCC Limited Green Delta Cell (4)(7)	$250,000	—	8,326	—	*
UBS Warburg 642 (4)(5)	$6,520,000	—	217,158	—	*
Canyon Value Realization Mac 18, Ltd. (RMF) (6)(8)	$675,000	—	22,481	—	*
Canyon Value Realization Fund L.P. (6)(8)	$2,700,000	—	89,927	—	*
Canyon Capital Arbitrage Master Fund, Ltd. (6)(8)	$4,050,000	—	134,891	—	*
Canyon Value Realization Fund, Ltd. (Cayman Island) (6)(8)	$6,075,000	—	202,336	—	*
Clinton Multistrategy Master Fund, Ltd. (6)(7)	$4,670,000	—	155,541	—	*
Partners Group Alternative Strategies PCC, Ltd. (4)(9)	$300,000	—	9,991	—	*
Xavex Convertible Arbitrage 2 Fund (6)(9)	$400,000	—	13,322	—	*
OCM High Income Convertible Limited Partnership II (4)(10)	$70,000	—	2,331	—	*
CIBC World Markets (4)(11)	$5,500,000	—	183,185	—	*

*	Less than 1%.

(1)	Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling security holders provided to us the information regarding their notes.

(2)	Figures in this column do not include the shares of common stock issuable upon conversion of the notes and listed in the column to the right.

(3)	Assumes conversion of the full amount of the notes held by each holder at an initial conversion rate of 33.3065 shares per $1,000 dollars of notes converted.

(4)	Holder was not previously included as a holder in the prospectus dated January 30, 2003.

(5)	UBS Warburg 642 is a wholly-owned subsidiary of UBS AG, a publicly held entity and an investment company registered under the Investment Company Act of 1940.

(6)	Includes additional amounts now being registered by the selling security holder for notes beneficially owned and offered, and common stock issuable upon conversion of the notes, in addition to the amounts that were previously included in the prospectus dated January 30, 2003.

(7)	Mike Vacca has voting and investment control over the securities held by Partners Group Alternative Strategies PCC Limited Green Delta Cell and Clinton Multistrategy Master Fund, Ltd.

(8)	R. Christian Evensen, Mitchell Juis, Joshua S. Friedman and Bobby Turner have voting and investment control over the securities held by Canyon Value Realization Mac 18, Ltd. (RMF), Canyon Value Realization Fund L.P., Canyon Capital Arbitrage Master Fund Ltd. and Canyon Value Realization Fund, Ltd. (Cayman Island).

(9)	Norman J. Ziegler has voting and investment control over the securities held by Partners Group Alternative Strategies PCC, Ltd. and Xavex Convertible Arbitrage 2 Fund.

(10)	Larry W. Keele has voting and investment control over the securities held by OCM High Income Convertible Limited Partnership II.

(11)	CIBC World Markets is a publicly held entity and an investment company registered under the Investment Company Act of 1940.

     Information concerning the selling security holders listed above is based upon information provided to us by the selling security holders as of March 27, 2003. Information about the selling security holders may change over time. Any changed information will be set forth in prospectus supplements and/or amendments.

     Other than arrangements and understanding with the initial purchaser for the purchase of the notes and the resale of the notes by it under Rule 144A under the Securities Act, we have no arrangements or understandings with any of the selling security holders to distribute the securities. UBS Warburg LLC was the initial purchaser in connection with the offer and sale of the notes in April 2002 and has, along with certain of its affiliates, purchased and may in the future continue to purchase software licenses and services from us. Additionally, UBS Warburg LLC, along with certain of its affiliates, may in the future perform financial advisory and investment banking services for us and our affiliates. Certain affiliates of Deutsche Bank Securities, Inc., which is a named selling security holder, purchased and may in the future continue to purchase software licenses and services from us. The terms upon which we sold software licenses and services to UBS Warburg LLC and affiliates of Deutsche Bank Securities, Inc. were the same as those terms generally available to Documentum’s other customers. None of the other named selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us in the past three years.

The date of this prospectus supplement is March 27, 2003.